Exhibit 99.4

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Nova Expects Strong Third Quarter Results and Record Revenue, Exceeding Guidance

Conference call to be held on November 12 at 9:00 a.m. ET

Rehovot, Israel – October 13, 2020 – Nova (Nasdaq: NVMI) announced today its preliminary estimated unaudited results for the third quarter of 2020. Management now expects to exceed the previously announced guidance in both revenue and profit as follows:

•
Revenue for the third quarter of 2020 is expected to be at a record high level, in the range of $68 million to $70 million, exceeding the previously announced guidance range of $58 million to $66 million.

•	GAAP earnings per share for the third quarter is expected to be in the range of $0.42 to $0.47, exceeding the previously announced guidance range of $0.25 to $0.39.

•	Non-GAAP(1) earnings per share for the third quarter is expected to be in the range of $0.51 to $0.56, exceeding the previously announced guidance range of $0.34 to $0.47.

We have provided a range for the preliminary estimated results described above primarily because our financial closing procedures for the three months ended September 30, 2020 are not yet complete. As a result, there is a possibility that our final results will vary materially from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate.

The Company will release its financial results for the third quarter of 2020 before the Nasdaq market opens on Thursday, November 12, 2020. Mr. Eitan Oppenhaim, President and Chief Executive Officer, and Mr. Dror David, Chief Financial Officer, will host a conference call to review the Company’s third quarter 2020 financial results on the same day, at 9 a.m. Eastern Time.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call at least five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE: 1-888-394-8218
ISRAEL TOLL-FREE: 1-809-212-883
INTERNATIONAL: 1-323-701-0225
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israel Time
Conference Call ID: 1420148

The conference call will also be webcast live from a link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from November 12, 2020 at 12 p.m. Eastern Time to November 19, 2020 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay TOLL-FREE: 1-844-512-2921
Replay TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 1420148

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

(1) The following table sets forth a reconciliation of non-GAAP diluted earnings per share to GAAP diluted earnings per share:

(in thousands) (estimated and unaudited):	Three Months Ended September 30, 2020
	Low	High
GAAP net income	12,186	13,637
Stock-based compensation expenses	1,946	1,946
Amortization of acquired intangible assets	625	625
Revaluation of long-term liabilities	161	161
Tax Effect of non-GAAP adjustments	(117)	(117)
Non-GAAP net income	14,801	16,252
GAAP diluted earnings per share	0.42	0.47
Non-GAAP diluted earnings per share	0.51	0.56
Shares used for calculation of earnings per share	29,021	29,021

About Nova:
Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ under the symbol NVMI and on the TASE under the symbol נובה.

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, revaluation of long-term liabilities and tax effect of non-GAAP adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova’s performance because they reflect our operational results and enhances management’s and investors’ ability to evaluate Nova’s performance before charges or benefits considered by management to be outside Nova’s ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to worldwide financial and economic instabilities, including the implications of the ongoing novel coronavirus (COVID-19) pandemic; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats , including data breaches, cyberattacks and system disruptions, and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 12, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.